Filed by Constellation Brands, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Constellation Brands, Inc.

Commission File No. 001-08495

The following is an excerpt of an interview that was conducted on Yahoo Finance on July 1, 2022.

Transcript - Constellation Brands, Inc., President and Chief Executive Officer, on Yahoo Finance

Brian Sozzi: So you are retiring or getting rid of the Class B shares and I understand that might help bring in new investors who are very focused on corporate governance, but does it also send a signal to investors that Constellation Brands might be back out there on the hunt for a deal?

Bill Newlands: No, that’s not the reason for it at all. It really is the former. Our view was, and the Sands’ view, is this was a perfect time to go to a single class of stock. We had a special committee formed of our board which analyzed what the precedent transactions were and had outside advisors both on a financial and legal basis. You know our belief is this brings a lot of opportunity to the table. A single class of stock is more attractive to many people; it reduces voting control of the Sands, while they’ll still be the biggest shareholder with roughly 16%, they no longer would have voting control, and I think a lot of investors will really appreciate this. As you note, it adds a lot of value in the governance area, and frankly it also gives us some big savings because they are both planning to retire from their executive capacities and that will save us $15 to $20 million a year. At our P/E ratio, that will save us basically on value about $300 million, so we think all in this is a very good option for shareholders.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Constellation intends to file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed reclassification. STOCKHOLDERS OF CONSTELLATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about Constellation, without charge, at the SEC’s website, www.sec.gov, and on Constellation’s Investor Relations website at https://ir.cbrands.com.

Participants in the Solicitation

The directors and executive officers of Constellation and other persons may be considered participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding Constellation’s directors and executive officers is available in Constellation’s most recent proxy statement, dated May 27, 2022, for the Annual Meeting of Stockholders to be held on July 19, 2022, which was filed with the SEC on June 2, 2022 and Constellation’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The word “expect,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to future plans and objectives of management and Constellation’s Board of Directors, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur.

The forward-looking statements are based on management’s current expectations and should not be construed in any manner as a guarantee that such results will in fact occur. All forward-looking statements speak only as of the date of this communication and Constellation does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements in this communication regarding Constellation and the reclassification transaction that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Constellation’s business and future financial and operating results and capital structure following the closing of the proposed reclassification and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Constellation’s control. These factors include, among other things, (1) failure to receive the requisite approvals of Constellation’s shareholders necessary to achieve the reclassification; (2) any other delays with respect to, or the failure to complete, the reclassification; (3) the ultimate outcome of any litigation matter related to the reclassification, (4) the ability to recognize the anticipated benefits of the reclassification, (5) Constellation’s ability to execute successfully its strategic plans, and (6) the effect of the announcement or the consummation of the proposed reclassification on the market price of the capital stock of Constellation. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks that could cause actual future performance or events to differ from current expectations can be found in Constellation’s filings with the SEC, including the risk factors discussed in Constellation’s most recent Annual Report on Form 10-K for the fiscal year ended February 28, 2022 and Quarterly Report on Form 10-Q for the quarter ended May 31, 2022.